UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRILLIQUID LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 JOHN F. KENNEDY PKWY, FIRST FLOOR WEST
(No. and Street)

SHORT HILS	NJ	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW MACINNES (973) 218-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYNIE & CO.
(Name – *if individual, state last, first, middle name*)

50 WEST BROADWAY, SUITE 600	SALT LAKE CITY	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BRILLIQUID LLC

ANNUAL AUDITED REPORT
FORM X-17X-5
PART III

SEC FILE NO. 8-67149

YEAR ENDED DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

BrilLiquid LLC
Index to the Financial Statements
December 31, 2018

Table of Contents

Page



Haynie & Company

Certified Public Accountants   (a professional corporation)

50 West Broadway, Suite 600   Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Brilliquid, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brilliquid, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brilliquid, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brilliquid, LLC's management. Our responsibility is to express an opinion on Brilliquid, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brilliquid, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 15, 2019

We have served as Brilliquid LLC's auditor since 2014.

PrimeGlobal

An Association of Independent Accounting Firms

An independently owned member
RSM US Alliance

RSM

OATH OR AFFIRMATION

I, ANDREW MACINNES _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILLIQUID LLC _____ , as of DECEMBER 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



                                                            Signature

                               CEO

                                              Title

DANIEL S. O'CONNELL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 27, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrilLiquid LLC
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	265,407
Prepaid expenses		5,847
Deposits		429
Total Assets	$	271,683
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	16,033
Due to related parties		2,803
Total Liabilities		18,836
Member's Equity:		252,847
Total Liabilities and Member's Equity	$	271,683

The accompanying notes are integral part of these financial statements.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Description of Business
    BrilLiquid LLC (the "Company") became a registered securities broker-dealer on October 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

    The Company is an investment bank focused on providing brokerage and investment banking services to companies and institutional investors. Investment banking efforts, principally equity and equity- linked capital raising, are focused on small to mid-capitalization public companies as well as private companies. The Company engages in private placements of registered and unregistered offerings acting primarily as a placement agent. The Company ceased operations of its alternative trading system ("ATS") previously registered with the SEC. The Company does not have any proprietary trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

    The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act").

    Use of Estimates
    The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Cash
    The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits.

    Revenue Recognition
    The Company records fees as they are earned and performance obligations are satisfied based on the services provided or the closing of certain securities transactions.

    On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers (Topic 606), ("ASU 2014-09"), which superseded revenue recognition guidance, including most industry- specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The Company has adopted this standard using the modified retrospective method of adoption. The Company has identified its revenues and costs that are within the scope of the new guidance. The adoption of this standard has had no material effect on how we recognize revenue. The adoption of this standard will require expanded footnote disclosure about our revenues in future financial statements prepared by the Company.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

    Revenue Recognition (continued)
    Our primary revenue streams are described below. The categories below best represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

    • *Advisory fees* - Advisory revenues represent fees charged to clients for providing investment banking services and may include a retainer and expense reimbursement, payable over a short period of time, and a transaction "success" fee based upon the successful closing of a transaction. The transaction success fee is satisfied at a point in time, and therefore, there is no need to allocate the fee and no deferral results as we have no further obligation to the customer at that time.

    • *Other revenue* - Other revenue primarily includes interest income and dividends received from short-term investments.

    Revenue recognition related to our businesses remains substantially unchanged.

    Income Taxes
    The Company is organized as a Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a Federal or state income tax return and any income taxes due from the Company are filed with the member's personal tax return. In addition, the liability of the Member of the Company is limited to the Member's Equity.

    Management has evaluated the tax positions by the Company and concluded that the company has taken no uncertain tax positions that require adjustment to the financial statements in accordance with the provisions of ASC 740.

2. **RELATED PARTY TRANSACTIONS**

    The Due to Related Parties balance represents amounts payable to the CEO of the Company.

    The Company is wholly owned by Brill Companies LLC (the "Holding Company"). When the Company requires additional cash for its operations, the Holding Company will make additional capital contributions to cover the expenses and meet any regulatory requirements.

3. **REGULATORY REQUIREMENTS**

    As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $246,571, which exceeded requirements by $241,571. The ratio of aggregate indebtedness to net capital was .08 to 1.

    The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

BrilLiquid LLC
Notes to Financial Statements
December 31, 2018

4   COMMITMENTS

The Company is obligated under a lease agreement for office space. The initial term of the lease began November 1, 2018 and ends May 31, 2019. The following is a schedule of future minimum lease payments. The minimum lease commitment in 2019 is $1,430.

Year Ending December 31,	Amount
2019	$ 1,430
2020 and After	-
Total	$ 1,430

Rent charged to expense for the year ended December 31, 2018 was approximately $2,766.

5.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 15, 2019, the date the financial statements were issued. The evaluation did not result in any additional required disclosures or adjustments.